May 5, 2006

VIA EDGAR (with hard copy via courier)

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Donald C. Hunt
Peggy Fisher

Re:	ASAT Holdings Limited
Amendment No. 1 to Registration Statement on Form F-1
Filed March 24, 2006
File No. 333-131331

Dear Mr. Hunt and Ms. Fisher:

On behalf of ASAT Holdings Limited (“ASAT”), we are responding to the comments in your letter dated April 10, 2006 and are concurrently filing, via EDGAR, Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-131331) (the “Amendment No. 2”). Courtesy copies of Amendment No. 2 (marked to show changes made to Amendment No. 1 to the Registration Statement filed on March 24, 2006) are also being provided to you. The changes reflected in Amendment No. 2 include those made in response to the Staff’s comments as well as other changes that are intended to update and clarify the information contained therein.

In this letter, we have repeated the Staff’s comments in italicized, bold type before ASAT’s response.

What is the Board of Directors’ recommendation . . ., page vi

1.	We note your response to prior comment 10. Please revise your disclosure to clarify why none of your officers or directors will be able to purchase units in the rights offering.

ASAT has revised the disclosure on page vi in response to the Staff’s comment. ASAT respectfully notes to the Staff that ASAT’s officers and directors will not be able to purchase units in the rights offering because, with the exception of Mr. Tung Lok Li who has waived his right to participate in the rights offering, ASAT is not aware of any officer or director who holds a sufficient number of securities of ASAT to participate in the rights offering.

After I exercise my rights, can I change my mind and cancel my purchase?, page vii

2.	We note your response to prior comment 11. Please revise your disclosure to clarify how you will determine what constitutes a “significant” amendment, giving examples if possible.

ASAT has revised the disclosure on pages viii, 32, 52 and 57 in response to the Staff’s comment.

We are grateful for your assistance with this matter. Please address any comments or questions you may have with respect to the foregoing to Andrew D. Hoffman, Esq. at (650) 849-3240 or to the undersigned at (650) 324-4129.

Best regards,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Kathleen D. Rothman

Kathleen D. Rothman

cc:	Robert J. Gange
Kevin Kong
John A. Fore, Esq.